Exhibit 99.1

Maris-Tech Awarded a Government Defense Contract as Prime Contractor

Company expands beyond its core edge video and AI portfolio with a contract to develop and supply a military standard (“MIL-STD”) vehicle-mounted audio-based system for armored fighting vehicles

Rehovot, Israel, June 26, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a provider of advanced defense technology solutions, today announced that it has been awarded a government defense contract to develop and supply a MIL-STD vehicle-mounted audio-based system for armored fighting vehicles.

The contract represents a significant milestone for the Company, marking Maris-Tech’s first contract as the prime contractor. The orders underlying the contract, with an aggregate value of approximately $350,000, are expected to be delivered by the end of 2026, and further strengthen the Company’s position as a direct supplier of defense systems while expanding its portfolio beyond its established edge video and AI capabilities into adjacent battlefield systems.

The system will enable both live and pre-recorded audio distribution from the vehicle.

“We believe that this contract represents an important strategic milestone for Maris-Tech,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We believe that being selected by a governmental customer as a prime contractor reflects confidence in our engineering capabilities and our ability to deliver complete MIL-STD operational systems. While Maris-Tech is known for its edge video and AI technologies, this contract marks our expansion into complementary defense solutions. We believe this achievement strengthens our position for future opportunities with defense organizations worldwide.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the expected timing for the delivery of the system; the expectation that the contract will strengthen the Company’s position as a direct supplier of defense systems and expand its portfolio into additional defense technologies; the Company’s belief that the contract represents an important strategic milestone; and the Company’s belief that this contract strengthens its position for future opportunities with defense organizations worldwide. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com